Exhibit 99.1

Exchange Offer

to

Vincent Group p.l.c.

We are GAN Limited, a Bermuda public company (“GAN”) and are delighted to have entered into a Share Exchange Agreement dated November 15, 2020 (the “Share Exchange Agreement”) with Vincent Group p.l.c., a Malta public limited company (“Coolbet”) where GAN has offered to acquire all of the outstanding equity interests in Coolbet (along with all of the outstanding options in StayCool OÜ, an Estonia private limited company (“StayCool”)) on the terms and subject to the exceptions contained in the Share Exchange Agreement and summarized in this Exchange Offer (the “Offer”).

GAN agreed to pay €149.1 million for all of the outstanding equity interests in Coolbet, excluding any unvested options, and all of the outstanding options in StayCool, excluding any unvested options, (collectively, the “Equity Securities”) through a combination of €80 million in cash and €69.1 million in GAN ordinary shares. The Cash Purchase Price is subject to adjustment and can be increased or decreased based on a cash adjustment and a net working capital adjustments as set forth in the Share Exchange Agreement. Based on current Coolbet management estimates, we believe that the price per each one (1) share of Coolbet payable to their holders will be at least €17.00, payable approximately €9.40 in cash and €7.60 in GAN ordinary shares.

GAN’s shares trade on the Nasdaq Capital Market in the United States under the symbol “GAN”. In addition, GAN files periodic reports concerning its business, operations and financial position with the SEC. Those reports are available to the public through online website maintained by the United States Securities and Exchange Commission (“SEC”) at www.sec.gov.

THIS OFFER IS BEING DELIVERED TO YOU THROUGH A WEB PORTAL ESTABLISHED BY ACQUIOM FINANCIAL LLC (“PAYING AGENT”), WHICH INCLUDES INSTRUCTIONS FOR ACCEPTING THE OFFER AND COPIES OF EACH OF THE DOCUMENTS TO BE SIGNED. PLEASE REVIEW THIS OFFER AND THE RELATED MATERIALS PROMPTLY. THE OFFER IS CONDITIONED ON HOLDERS OF AT LEAST 75% OF COOLBET’S SHARES ACCEPTING THE OFFER BY DECEMBER 31, 2020.

The Offer and the Closing of the transactions under the Share Exchange Agreement are subject to certain conditions to Closing described below. If the Offer is accepted by holders of 75% or more of Coolbet’s Shares, the Share Exchange Agreement provides that Coolbet will initiate a drag-along under the terms of its articles of association. GAN plans to acquire all of the Equity Securities in connection with the Offer. On the Closing, which is expected to occur on or about January 31, 2021, GAN would acquire the outstanding shares of Coolbet and Coolbet would become a subsidiary of GAN. The former holders of any Equity Securities, including holders of Coolbet shares and vested Coolbet option holders and vested StayCool option holders, will have received cash and GAN ordinary shares, except as otherwise provided in the Share Exchange Agreement and as described generally herein.

This transaction has not been approved or disapproved by SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer, the Share Exchange Agreement, or the Acceptance Agreement. Any representation to the contrary is unlawful.

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THE OFFER

Information on GAN Limited

GAN is an award-winning provider of enterprise solutions for online casino gaming, commonly referred to as iGaming, and online sports betting applications. Our technology platform, which we market as the GameSTACK™ internet gaming ecosystem platform, has been deployed in both Europe and the U.S. Our customers rely on our software to run their online casinos and sportsbooks legally, profitably and with engaging content.

We were an early pioneer of online gaming. We commenced operations in 2002 in the United Kingdom However, following the U.S. repeal of a ban on sports betting in 2018 we are primarily focused on enabling the U.S. casino industry’s ongoing digital transformation. Our business model is predominantly B2B (business to business) and our customer base is principally casino operators. We provide retail casino operators with a turnkey solution to take their brand online. For the nine-month period ended September 30, 2020, 83% of our revenues were generated in the United States, with additional operations in the United Kingdom, Italy and Australia.

Strategically we have been looking for a sports betting engine to incorporate into our offering. We expect that the combination with Coolbet will drive significant value. In connection with this transaction, our technical teams have determined that the architectural approach by GAN and Coolbet is similar, which is expected to make the integration process fairly seamless. We intend to take advantage of Coolbet’s award winning user interface and proprietary technical platform, to quickly offer a proprietary sportsbook offering to our land-based casino operators in the United States, who need a flexible and customizable solution for online gaming. Similarly, we expect to add additional casino gaming content and platform support for Coolbet’s B2C (business to consumer) offering in Europe and Latin America. We believe that the combination will result in significant revenue synergies across both platforms.

As a publicly traded company, GAN files periodic reports with the United States Securities and Exchange Commission. Additional information concerning GAN, its business, operations, management and financial statements can be found in its filings on the SEC’s website: www.sec.gov. You can find GAN’s filings by going to the drop down menu for “FILINGS”, selecting “Company Filing Search” and entering “GAN Ltd” in the search box.

 This Offer summarizes certain provisions of the Share Exchange Agreement. For a further understanding of the Share Exchange Agreement, you are encouraged to read the full text of the Share Exchange Agreement, available on the SEC’s website as exhibit 99.1 to our Report on Form 6-K which was filed on November 16, 2020. The summary contained in this Offer is subject to the terms and conditions of the Share Exchange Agreement.

Terms of the Offer

Pursuant to the Share Exchange Agreement, GAN has agreed, upon the terms and subject to the conditions described in this Offer and the Share Exchange Agreement to accept and provide consideration in the form of cash and GAN ordinary shares for all Equity Securities that are validly tendered for this Offer.

The aggregate Purchase Price for all of the Equity Securities (excluding unvested options in Coolbet and StayCool) is €80 million in cash, plus €69.1 million in newly issued GAN ordinary shares. The cash portion of the Purchase Price is subject to adjustment by, among other things, the amount of the net cash in Coolbet, after payment of indebtedness.

The Purchase Price will be allocated to holders of Equity Securities as follows, and in all cases will be reduced by the amount of the expenses incurred by the Sellers’ Representative on behalf of the Sellers:

●	Holders of Coolbet shares shall receive a pro rata portion of the Purchase Price, based on their Pro Rata Allocation. Based on Coolbet’s current management expectations, that is expected to be at least €17.00 payable approximately €9.40 in cash and €7.60 in GAN ordinary shares for each one (1) Coolbet share. Holders of subscriptions for Coolbet shares that are paid but not issued are treated as holders of Coolbet issued shares for purposes of determining the consideration to be received for such rights to Coolbet shares without having to issue such shares, provided further that such rights shall be assigned and transferred to GAN as of receipt of the consideration by the relevant holder of such rights.

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●	Holders of options to purchase Coolbet and/or StayCool shares that are vested and have been held for more than three (3) years from the grant date shall be treated as having exercised their options and will receive their Pro Rata Allocation of the Purchase Price, provided that the exercise price for such option will be deducted first from the Cash Purchase Price payable to such holder and thereafter by offset against the GAN ordinary shares issuable to such holder, up to the maximum amount of the applicable holder’s aggregate exercise price.

●	Holders of options to purchase Coolbet and/or StayCool shares that are vested and/or are expected to be vested by January 31, 2021, and have not been held for more than three (3) years from the grant date shall be treated as having exercised their options and will receive their Pro Rata Allocation of the Purchase Price, provided that the exercise price for the option will be deducted first from the Cash Purchase Price payable to such holder and thereafter by offset against the GAN ordinary shares issuable to such holder, up to the maximum amount of the applicable holder’s aggregate exercise price, and provided further that the paying agent may withhold all or a portion of the Cash Purchase Price to facilitate Coolbet’s, StayCool’s and/or any other relevant group company’s ability to pay any required withholding and/or fringe benefit taxes.

●	Holders of options to purchase Coolbet shares or options to purchase StayCool shares that are unvested shall receive a replacement option from GAN provided that the exercise price and the number of shares shall be adjusted to reflect the appropriate ratio of GAN ordinary shares, but will to the extent practical and in compliance with Law, preserve vesting and all other terms and benefits of the Coolbet option or StayCool option for such option holder.

The cash portion of the Purchase Price will be adjusted at Closing based on a cash adjustment, and a net working capital adjustment. The portion of Coolbet’s cash in excess of its indebtedness and a working capital target will be added (or subtracted) from the Cash Purchase Price.

The number of GAN ordinary shares that will be issued is based on €14.51 per share. However, GAN has committed to file a registration statement with the SEC and undertake to raise additional equity capital to fund the cash portion of the Purchase Price and provide additional working capital for the combined company. If the lowest price per share sold in that equity financing is less than €14.51, then the holders of Equity Securities will receive GAN ordinary shares based on the lower price.

GAN’s ordinary shares are listed for trading on the Nasdaq Capital Market. As part of the exchange, GAN has agreed to submit the necessary application so that all of the GAN ordinary shares issued in the exchange will be listed for trading on the Nasdaq Capital Market.

Under the terms of the Share Exchange Agreement, each Seller receiving GAN ordinary shares will be subject to a lock up of 90 days (180 days in the case of some management personnel and certain shareholders who received Coolbet shares within 6 months prior to the Closing). GAN will notify its transfer agent of this restriction, and Sellers will not be permitted to sell their shares on the Nasdaq Capital Market before the relevant period expires.

Other Terms of the Share Exchange Offer

Employee Matters. Under the Share Exchange Agreement, GAN has agreed that, for a period of at least one (1) year following the Closing, GAN will provide the employees and full-time contractors of Coolbet and its subsidiaries who remain employed or retained immediately after Closing with base salary, target bonus opportunities (excluding equity-based compensation), and employee benefits that are, in the aggregate, no less favorable than the base salary, target bonus opportunities (excluding equity-based compensation), and employee benefits provided by Coolbet and its subsidiaries on the date of the Share Exchange Agreement.

Directors’ and Officers’ Release. The Share Exchange Agreement provides that each Seller will, upon Closing, be deemed to have released Coolbet’s directors and officers from all claims and liabilities for actions taking place before the Closing, including the entry into the Share Exchange Agreement.

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Securing Gaming Licenses. GAN and Coolbet are contacting the gaming and license authorities in the various jurisdictions where GAN is licensed and where Coolbet or any if its subsidiaries are licensed to operate. Because both parties are currently regulated, we do not anticipate any issues, but the timing and ultimate ability to close the Offer and complete the Closing is conditioned on securing all necessary governmental approvals. We are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for us to complete the Offer.

Commercially Reasonable Efforts. The Share Exchange Agreement contains certain agreements between GAN and Coolbet to use commercially reasonable efforts to take all actions and to do all things necessary or advisable to satisfy the conditions to Closing and to complete the Closing.

Indemnification Obligations. In connection with the Share Exchange Agreement, each Seller is required to make certain representations and warranties solely on behalf of itself, and not with respect to any other Seller regarding its authority to enter into the Share Exchange Agreement, to accept the Offer, to transfer the Equity Securities and its having clear title to the Equity Securities that it is delivering to GAN, and similar representations and warranties that are contained in Article 3 of the Share Exchange Agreement. If, after the Closing, it is determined that (a) any of those representations and warranties are inaccurate or (b) the Seller failed to perform any of its obligations under the Share Exchange Agreement, the Seller who breached the representation, warranty or covenant has to indemnify GAN for various damages or losses that GAN incurs as a result of that breach, up to the value of the Seller’s Pro Rata Allocation of the Purchase Price, as more specifically set forth in the Share Exchange Agreement..

In addition, the Share Exchange Agreement includes additional representations and warranties with respect to the operations of Coolbet, which are customary for a transaction of this nature. Those representations and warranties are contained in Article 4 of the Share Exchange Agreement. If, after the Closing, it is determined that (a) any of those representations and warranties are inaccurate or (b) Coolbet failed to perform any of its obligations under the Share Exchange Agreement prior to the Closing, then each of the Sellers has to indemnify GAN for various damages or losses that GAN incurs as a result of that breach, in accordance with each Seller’s Pro Rata Allocation of the Purchase Price, as more specifically set forth in the Share Exchange Agreement. The indemnification obligations for Sellers are subject to limitations contained in Article 8 of the Share Exchange Agreement, including (i) no Seller will have any obligation unless the claims for a breach of representation and warranty by Coolbet exceed €3.0 million in the aggregate, (ii) there is an aggregate cap on indemnification for claims related to a breach of warranty under Article 4 at 10% of the Purchase Price, such that each Seller would only be liable for up to 10% of such Seller’s Pro Rata Allocation of the Purchase Price, and (iii) there is a cap on all other claims (e.g. claims related to breach of covenant or fraud) up to the value of the Seller’s Pro Rata Allocation of the Purchase Price. The Sellers’ Representative under the Shareholder Exchange Agreement has been delegated the responsibility to negotiate and settle any claims with GAN on behalf of all of the Sellers.

Acceptance of the Offer

In connection with the Offer, Coolbet has arranged for Shareholder Representative Services LLC to serve as Sellers’ Representative (defined in the Share Exchange Agreement). The Paying Agent has created a portal and is providing a means to electronically sign each of the documents necessary to accept the Offer. In order to confirm your approval of the appointment of the Sellers’ Representative and your acceptance of the Offer, please log in to the web portal and:

●	Sign the Engagement Letter with Shareholder Representative Services LLC.
●	Sign the Joinder Agreement to the Share Exchange Agreement
●	Complete and sign the Acceptance Agreement
●	Complete and sign the U.S. Tax Form Substitute Form W-8
●	Complete and sign the Share Transfer Agreement (as applicable)
●	Complete and sign the Option Settlement Agreement (as applicable)

THE PORTAL HAS BEEN ESTABLISHED TO SIMPLIFY THE SIGNATURE PROCESS. IT INCLUDES INSTRUCTIONS FOR COMPLETING THE DOCUMENTS, AS WELL AS THE ABILITY TO SIGN THEM ELECTRONICALLY. PLEASE NOTE THAT THE OFFER IS CONDITIONED ON HOLDERS OF AT LEAST 75% OF COOLBET’S SHARES ACCEPTING THE OFFER BY DECEMBER 31, 2020.

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The signatures on the Engagement Letter with the Sellers’ Representative, the Joinder Agreement to the Share Exchange Agreement and the Acceptance Agreement will be effective on signing. Paying Agent will hold on behalf of all Sellers the Share Transfer Agreements and Options Settlement Agreements, which will only be delivered and effective at the Closing.

Under the terms of the Share Exchange Agreement, and subject to the Conditions of the Offer described below, we have agreed to accept for exchange all Equity Securities that are properly delivered to us at the Closing. At the Closing, we pay for all Equity Securities validly submitted to us by (a) delivering the cash portion of the Purchase Price to the Sellers’ Representative or its designated Paying Agent, which will act as agent for the Sellers for purposes of receiving payments from us and transmitting such payments to the Sellers, and (b) delivering the equity portion of the Purchase Price by delivery of an irrevocable letter of instruction to Continental Stock Transfer & Trust, our registered transfer agent, instructing them to register GAN ordinary shares in the names of the Sellers. In connection with the Offer we have required that Coolbet initiate drag-along provisions under its articles of association with the intent that we secure ownership of 100% of Coolbet shares at Closing. If the documentation for any Seller is not completed by the Closing, we will close the transaction on the basis of the Equity Securities submitted and pursue completion of the drag-along transactions after Closing. We will not be required to pay for any Equity Securities unless and until they have been properly submitted for exchange. Except as required by law, no interest be paid on the price payable for the Equity Securities under this Offer, regardless of any extension of the Offer or any delay in payment for Equity Securities.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any exchange of Equity Securities will be determined by us in our discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all exchanges that we determine not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the submission of any Equity Securities of any particular Seller for exchange whether or not similar defects or irregularities are waived in the case of any other Seller. No submission of Equity Securities for exchange will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of GAN, our affiliates or assigns or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to our obligations under the Share Exchange Agreement, our interpretation of the terms and conditions of the Offer (including the Acceptance Agreement and the Instructions thereto and any other documents related to the Offer) will be final and binding.

Conditions of the Offer

The Offer and each party’s obligations to complete the transactions contemplated by the Share Exchange Agreement are conditioned on all parties representations and warranties being accurate, and all parties having performed all covenants required of them under the Share Exchange Agreement. In addition, the Offer and GAN’s obligation to complete the transactions are subject to, among other conditions, the satisfaction or waiver on or of each of the following conditions:

●	No government authority or other person will have commenced, or threatened to commence, any action or legal proceeding that may have the effect of preventing, delaying, making illegal, imposing material limitations or conditions on, or otherwise materially interference with any of the transactions contemplated by the Share Exchange Agreement.
●	GAN will have secured the licenses from Malta, Estonia and Sweden to permit GAN to operate Coolbet’s business in substantially the same manner that it is currently operated.
●	Holders of not less than seventy-five percent (75%) of Coolbet’s shares shall have accepted the Offer by December 31, 2020.
●	Coolbet will promptly trigger, if necessary, the drag along provisions of its articles of association once holders of seventy five percent (75%) of Coolbet’s shares have accepted the Offer.

Termination of the Offer.

GAN and Coolbet can agree to terminate the Share Exchange Agreement at any time before Closing, by mutual written consent.

The Share Exchange Agreement may also be terminated by either GAN or Coolbet if the other party (1) is in material breach inaccuracy in or failure to perform any representation, warranty, covenant or agreement made the other in the Share Exchange Agreement, which is not cured within thirty (30) days after notice of the breach, or (2) the other party is unable to fulfill the conditions to Closing by March 15, 2021.

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If the Share Exchange Agreement is terminated, it will become void and generally neither party will be responsible to the other for any fees or expenses, subject to the terms of the Share Exchange Agreement. However, we have agreed with Coolbet that, in certain instances, one party could be liable to the other for a €2.0 million termination fee. Specifically:

●	Coolbet will pay GAN a termination fee if the Share Exchange Agreement is not completed because (a) the holders of fewer than seventy-five percent (75%) of Coolbet’s shares sign (or join) the Share Exchange Agreement, or (b) if Coolbet fails to initiate the drag-along provisions under its articles of association after holders of seventy-five percent (75%) of Coolbet’s shares have joined the Share Exchange Agreement.
●	GAN will pay Coolbet a termination fee if the Share Exchange Agreement is terminated because GAN failed to complete the equity financing or alternative financing to provide sufficient capital to complete the exchange and the related transactions as contemplated by the Share Exchange Agreement.

Certain Legal Matters.

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Equity Securities, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Equity Securities in that state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by us.

Neither delivery of this Offer nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of GAN or any of our respective subsidiaries since the date as of which information is furnished or the date of this Offer.

No person has been authorized to give any information or to make any representation on our behalf that is not contained in this Offer, and, if given or made, such information or representation must not be relied upon as having been authorized by us.

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As we have noted in our public filings to our shareholders, Coolbet is more than just the best sportsbook platform that we vetted during our process. Coolbet brings one of the most experienced management and engineering teams in the industry, a terrific global business, and a loyal B2C customer base. We believe the combination of GAN and Coolbet brings together two of the best-in-class, high-growth offerings in the iGaming space. We are excited to welcome Coolbet stakeholders and look forward to jointly building one of the most complete and competitive solutions in our industry.

Dermot S. Smurfit, CEO
GAN Limited
November 30, 2020

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